Leucadia National Corporation	Exhibit 12.1
Ratio of Earnings to Fixed Charges (a)

	Six Months
	Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002 (b)
	(Dollars in thousands)
Income from continuing operations before cumulative effect of a change in accounting principles	$34,176	$118,964	$129,769	$1,220,340	$203,847	$102,642	$154,122

Add (deduct):
Income taxes	22,756	71,884	64,107	(1,130,308)	(5,477)	34,188	(110,388)
Fixed charges per below	49,362	43,243	86,665	126,653	128,759	53,582	44,464
Equity in (income) losses of associated companies	(29,117)	(37,567)	(60,056)	44,403	(91,546)	(146,989)	(91,373)
Distributed income from equity investees	47,469	41,485	75,725	90,280	23,878	24,988	41,738

Income, as adjusted	$124,646	$238,009	$296,210	$351,368	$259,461	$68,411	$38,563

Fixed charges:
Interest on debt	$46,912	$39,981	$80,713	$95,912	$97,169	$43,550	$33,547
Minority interest of trust preferred securities	0	0	0	0	0	4,248	8,495
Amortization of debt expense and premium	1,266	1,490	2,871	4,064	2,999	1,120	688
Portion of rent representative of the interest factor	1,184	1,772	3,081	26,677	28,591	4,664	1,734

Total fixed charges	$49,362	$43,243	$86,665	$126,653	$128,759	$53,582	$44,464

Ratio of earnings to fixed charges	2.53	5.50	3.42	2.77	2.02	1.28	N/A

Notes:

(a)	For purposes of computing these ratios, earnings represented consolidated pre-tax income from continuing operations before cumulative effect of a change in accounting principles and equity in undistributed earnings or loss of associated companies, plus “fixed charges.” Fixed charges included all interest expense, the portion of net rental expense representative of the interest factor and amortization of debt expense. Fixed charges include amounts related to continuing and discontinued operations.

(b)	For the year ended December 31, 2002 “fixed charges” exceeded earnings by $5,900,000.